Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006

January 21, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attention: Jennifer Monick

Re:      Global Gate Property Corp.
Form 8-K
Filed October 25, 2010
Form 10-Q for Quarterly Period Ended
September 30, 2010
Filed November 22, 2010
File No. 000-53220

Dear Ms. Monick:

This letter sets forth the responses of Global Gate Property Corp., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 28, 2010 ("Comments Letter") concerning the Company’s Current Report on Form 8-K filed on October 25, 2010 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed on November 22, 1010 (the “Filings”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter.  For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Form 8-K filed October 25, 2010

1.
We note you disclose that you have not provided the financial statements of Macoy Capital Partners, Inc. as they do not meet the requisite significance levels.  Please provide us with details of your significance test calculations.  Reference is made to Rules 8-04 and 8-05 of Regulation S-X.

Pursuant to our significance test calculations attached hereto as Exhibit A, since none of the test conditions under Rule 1-02(w)(1), (2) or (3) exceed 20%, no financial statements of Macoy Capital Partners, Inc. are required to be filed pursuant to Rule 3-05(b)(2)(i).

Jennifer Monick
January 21, 2011

Form 10-Q for the quarterly period ended September 30, 2010 General

2.
We note your disclosure at Note 5 regarding the restatement of your financial statements.  Please tell us how you determined it was not necessary to file amendments for any previously filed Form 10-K and Form 10-Q.  Further, please tell us how you have complied with Item 4.02 of Form 8-K.

Concurrently with the filing of this letter, the Company is filing Form 8-K in order to comply with Item 4.02 of Form 8-K.  In addition, the Company is concurrently filing an amended Form 10-K for the year ended December 31, 2009 as well as amended Form 10-Q’s for the quarterly periods ended March 31, 2009, June 30, 2009, September 30, 2009, March 31, 2010 and June 30, 2010.

In connection with our response to the Staff’s comments, we acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Sincerely,

/s/ Jeffrey J. Fessler

Jeffrey J. Fessler

  cc:  Gary S. Ohlbaum

Jennifer Monick
January 21, 2011

EXHIBIT A

Global Gate
Analysis of Required Financial Statements/ Macoy Acquisition under REG S-X.T.
FY 2010

RULE 3-05 Financial Statements fo Businesses Acquired or to be Acquired

RULE 1-02 (w) Significant Subsidiary

RULE 1-02 (w)(1):
					stock
Global Gate's Total Assets @ 12/31/09	$ 196,481			shares	price
			cash	33,333.00	0.75
Estimated Investment in Macoy Capital Partners (51%)	$ 35,000		$ 10,000	$ 25,000

Investment in Macoy Capital Partners as % of Global Gate's Total Assets	18%

RULE 1-02 (w)(2):
			Per tax return
Macoy Capital Partners's Total Assets @ 12/31/09	$ 14,644	**	$ 41,774	Includes 27,130 in start up costs that would be expensed for book purposes.

Global Gate's Total Assets @ 12/31/09	$ 196,481

Macoy's Total Assets as a % of Global Gate's Total Assets	7%

RULE 1-02 (w)(3):

Macoy Capital Partners's Income from Continuing Ops (FY09)	$ 813	**

Global Gate's Income from Continuing Ops (FY09)	6,423

As a % of Global Gate's Income from Continuing Ops (FY09)	13%

CONCLUSION:

In accordance with Rule 1-02, Macoy Capital Partners would be deemed a signficant subsidary (>10% in any category)

In accordance with Rule 3-05 (b)(2)(ii), financial statements of Macoy Capital Partners are not required (<20%)

** Based on Macoy Capital Partners's 2009 tax return